Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Absolute Return Podcast Transcript

October 4, 2021

Julian Klymochko: We have Rob on the show today from Energy Vault, a really compelling and interesting story, in my opinion, that builds off the big macro thesis of renewable power and a way to store it. So, Rob, prior to getting into the Energy Vault story, I was wondering if we could get a bit of background on yourself, specifically, you’ve had a fairly diverse career. It’s spanned from executive roles at a number of fortune 100 companies. We have British Petroleum, Bell Labs, Lucent Technologies, Danaher Corporation. So a lot of experience at these large cap companies, but you’ve also been active on the entrepreneurial side, founding several innovative healthcare service and medical device companies. Can you walk us through your career history up to, and prior to the founding of Energy Vault?

Rob Piconi: Sure, happy to Julian. Thanks for having me on here. I started in diversified energy. So very interesting being in renewables now and coming full circle. But I started with the company called Amoco that some of us might remember that have some gray hair. That was one of the larger U.S. integrated oil companies that merged with British Petroleum. So that’s where I started my career and worked in the U.S. and in Europe during that first portion. And then if you remember in the later nineties, what was happening with technology and this thing called the internet. I was really fascinated on technology and more on the use and the application of it and how it was fundamentally changing, how we interact, how businesses interact both with themselves and with the end consumers and really was spending a lot of time there.

So, I shifted my career out of BP, Amoco did one year of graduate school at Northwestern, at Kellogg School of Management, and then joined Bell Labs and Lucent technologies to be a part of the evolution of networking and the evolution of technology. And so, I spent another seven years there and worked up to, and including running some of the businesses there on the broadband side at Lucent, was a part of another large transatlantic merger between Alcatel and Lucent at that time. So, a second one in about 15 years and then post that, that’s when I started to get into running businesses and was recruited to run Spirent Communications, which was another public company in the telecom and high-tech performance testing space.

And that’s when I really enjoyed the process of going into a company and building it, creating a lot of value and creating a lot of value for shareholders, for customers. And so, I did work with large private equity firms then and getting to run businesses. So, this entered a more entrepreneurial phase of my career, post some of the work that I did with Danaher, and that got me into some healthcare companies and areas that I developed in Switzerland and also created some companies that eventually I sold to private equity firms. But, along that journey is when I met Bill Gross. So, I met Bill Gross in 2008, and that’s when he was looking to hire a CEO for one of his new renewable companies, a company called Solar at the time. And that timing didn’t work out because I was just going to Switzerland in the healthcare space. But Bill and I stayed in touch. Bill is the founder and CEO of Idealab which is one of the largest incubators. And through about 10 years, we collaborated on different renewable technologies. And that’s what actually, you know, when he had this great idea for energy storage, that’s what led him to give me a call, and that’s how we sort of got started on Energy Vault.

Julian Klymochko: So, getting into the Energy Vault story, what was the initial idea and how has it evolved since then?

Rob Piconi: Sure, so Bill Gross had developed the idea and created the concept of looking to use gravity to solve this problem in energy storage. And he called me when he had iterated some ideas about the main concept, and I got involved with it. And, you know, essentially as we were looking to solve this problem in energy storage, which is a very big problem to solve, it’s very difficult to store electrons, cost effectively. You can very cheaply create them. You can burn anything or now wind and solar of course, is the cheapest energy generation in the world by 50 to 70% lower than the cheapest fossil fuel. But the problem is, if it’s going to replace fossil fuel generation, it has to be able to be dispatched on demand. And unfortunately, the sun creates a lot of energy during the day that when the demand is not high enough, and also the wind creates energy at night when typically, there’s not the demand, so you need to have a way to store it.

So, then you could combine wind and solar with a cost-effective storage and start to turn off the fossil fuel. So, as we look at the problem Julian, we had three main parameters that were fundamental for us. First one was time. So, we really felt the urgency and knew that the problems that the heating up of the atmosphere and the planet was causing. And we’ve seen them most recently in these severe weather events that unfortunately, you know, resulted in the loss of life. So, it was very important that we not only focus on technology that could come to market in a reasonable period of time, but that also included the time to build it and actually get it operating. So, this aspect of time was important for us, and that meant certain technologies that had long roadmaps or a lot of risk in them for 5 to 10 years, that was off limits to us, okay. The second thing that was fundamental with this economic equation, and for us, that meant innovating in a way to be so low cost that it became even without subsidies or government incentives, okay. You could take low cost, wind and solar. Add in the cost of our storage, of a low-cost storage solution and have something that would for the first time be competitive with fossil fuel. It became an economic imperative to do it, not just because there were some moral imperatives to do it for the planet. And then the third thing that was fundamental for us, and I would say this is quite unique to us as an energy storage company is the sustainability aspect and the environmental aspects. And what that means is, we didn’t want to create and solve one problem for the world and energy storage, but create a liability in the process.

So that means, for example, lithium-ion, and those type of scarcer are metals that still have some safety issues or that come from only a few parts of the world. Those types of things that had any risk of harming the environment, were off limits to us. And even some materials like concrete, for example. So, to build things typically, especially how we’re solving the problem, you need weight, and concrete is one of them. However, 7 to 8% of the greenhouse gases in the world come from the production of concrete. So, this meant also for us looking at innovating in material science with alternative materials. And it also meant for us looking at our supply chain to be as local as possible to reduce the GHGs from the transport sector, which is the highest GHGs in the world, come out of the mobility and transport sector.

So, being as local as possible, which is also very good, you know, for jobs and the local economies that we work with was also fundamental. So, those were the three things that were fundamental for us. And that led us to the solution, which essentially had us take gravity, which is the basis of 90% of all energy storage today, comes from these large pump hydroelectric dams that essentially use gravity. And in this case water they use, that when it lowers from a height, it turns a motor. So, we looked at essentially taking the use of gravity, just like the pumped hydro electric dams. And we developed first to get the height, a specialized structure and a lifting mechanism. The first iteration was a six-arm rotating tower crane in the second iteration, which is what we’re actually building out now.

It’s essentially just like a building with a vertical lifting system. And to get that weight, which is the basis of the storage medium, instead of concrete, we innovated with Cemex, which is a large Mexican buildings conglomerate, just uniquely their material science lab and head of innovation was based in Switzerland. So, we innovated with them and use a special polymer that they had used to make low-cost roads in emerging markets to make a pavement surface strong enough where trucks and cars could drive on it. But you could do it with soil. So, you can make 95% plus that road from just the dirt that already was existing. So, we worked with them and developed a way to use just the dirt from the excavation to make these 35 metric ton composite blocks. So, in doing so that obviously becomes then a very locally produced solution. The way the technology works, we take excess wind and solar when it’s not needed from the grid that excess wind and solar energy turns the motors that lifts these composite blocks to a height. At height, this goes back to your physics classes. All of those weights are potential energy, so the weights that are sitting at height are just waiting to be lowered. And we have a specialized software that’s machine vision, computerized control, and AI that dynamically and automates the whole process when the grid needs the energy. We essentially lower those composite blocks in a predefined way and at a predefined speed to essentially meet the output parameters, whatever megawatts that the customer defines, we’ll lower that block that turns the motor generators and creates the electricity. So, it’s a fascinating integration and innovation of conventional physics with some very sophisticated 21st century software that to do things today, we couldn’t do, you know, 20 years ago and with some very sophisticated material science that allows us to be very environmentally sustainable and ultra-low cost.

Julian Klymochko: So, in comparison, versus other competing energy storage products. You mentioned hydro, which is about 90%. There is also chemical batteries as an option. What makes the Energy Vault system better, more efficient, et cetera. How do you compete in that marketplace?

Rob Piconi: Sure, I’d say there’s probably three or four areas where we have competitive differentiators. So, one fundamental one is we use gravity and have a storage medium that doesn’t degrade over time. So, most companies today in the utilities, Julian are thinking about levelized cost when they make these investments. So, what does that mean? Not only the initial capex to buy the system, but they have to look at, is there any, what’s called augmentation capex? Is there any additional large investments you have to make? So, in the case of lithium-ion that degrades like your cell phone and laptop over time, they actually have to replace those depleted cells. So that’s additional capex, they also look at the operating expense over that time period. So, the cost to actually operate it. So, one of the big advantages we had on a levelized cost basis, because our storage medium doesn’t degrade, right?

These composite blocks can last, we say 30 to 35 years plus meaning there’s really no reason for any degradation of them. So, we have a very strong economic value proposition across capex, opex, the operating expense to operate the system and the end of life. So that really sets us apart from things like lithium-ion technologies that not only are more expensive, but they also have environmental issues and some safety issues that still need to be worked out. As we’ve seen recently the fire in Australia at the Tesla facility, just two weeks ago, we had a shutdown of Moss Landing here in California of the battery system there because of some overheating. So, I’d say that’s one aspect. The other differentiation we would have in addition to the levelized cost economics is the environmental aspect. So, we not only have a sustainable supply chain, we are primarily local. So, we don’t rely on materials from just certain parts of the world. But in addition, we have an added benefit that’s environmental in that, not only can we use soil to make those bricks locally, but we can use things like coal ash, the fiberglass from decommissions wind blades, that’s becoming a bigger and bigger problem now that the wind blades are getting traded. So those things otherwise go to landfills. So, these wind blades are either burned or buried. The EU by the way, just made that illegal. And coal ash obviously is going into the ground, into landfills. So, we can take those materials and help the customer save money. So instead of the cost of having to transport those and landfill them, we actually provide that savings to the customer and can utilize those materials in our composite bricks. So that’s another aspect of our technology that again, allows us to be local, but adds this beneficial reuse of waste material that’s unique to us. So, I think all of those factors and being at utility scale also to address the problem are definitely competitive differentiators for our tech that can be deployed today as well. So that’s important for time.

Julian Klymochko: When speaking of utility scale, who would be the typical customer for Energy Vault?

Rob Piconi: Yep, I would say there’s three to four main groups of customers. The first one are the classic utilities, so that are trying to build out more renewable and trying to shut down. It may be coal plants or gas fired plants. So that’s one set and their main application, Julian is time shifting where they need to meet demand in the early evening or the early morning. And try to shut down that fossil fuel. The second group of customers are what are called IPPs, our independent power producers. So, these are the likes of as we announced, for example, Enel Green Power, which is in 28 countries they’re an affiliate with the public utility in Italy of NL, but they deploy wind and solar, they couple our storage with it.

And then they provide power to utilities. They sign long-term CPAs or power purchase agreements with utilities. So, in the U.S. there are companies like 8minutes Energy, Invenergy, NextEra for example, are these larger independent players. The third group for us that we serve are the large industrial customers that need to power their facility 24 hours a day, and they’re providing important services. So, for example, desalination plants that make millions of gallons of drinking water. They go 24/7, and they can use solar PV solar during the day, because most of them are in areas, but they need four to six megawatts of base-load through the night. So, we take that excess solar from their PV plants during the day. And we would provide that over eight to 12 hours to power them through the night. And you can think about, you know, steel companies or any liquid metal companies that really operate 24/7. So, there’s a strong industrial value proposition here that gets into these four areas of customers. For example, any renewable fuel companies for example, to make green hydrogen or we have a customer that’s making green ammonia. Ammonia is used for fertilizer, where to do that, you need a longer duration storage because you’re taking PV with an electrolyzer and you have to run that process to essentially split water and make green hydrogen. So, they need longer duration storage, and there’s some just massive projects that are being both contemplated and being contracted. And we’re involved in some of those that are making sustainable fuels. So that’s another very interesting application, and that gets into other, you know, any other businesses that run 24/7 data centers. You’ve heard about Bitcoin mining. It’s a pretty broad gamut of customers, Julian. I’m just in the best job in the world because of the nature of how we solve the problem and the types of customer sets that we can serve with it.

Michael Kesslering: So, as I understand, you have projects that are customer owned and then projects that are owned by Energy Vault. Can you talk about what the split is between those types of projects and whether you have a preference when you’re developing a project?

Rob Piconi: Yeah, thank you, Michael. Great question. So, most of our business, especially early on with the technology, so the basis of the first eight agreements that we’ve signed and executed are ones where we are working with our customers to build the energy storage, to commission it, and then we turn it over to the customer to operate. And these customers are anywhere from some of the utilities. There are some independent power players. There’s also two of them that are related to green jet fuel, or one of them is a large green jet fuel producer. Another one is a data center provider that’s doing data center infrastructure. So, most of our projects, especially in the first part of our business plan will be the ones that actually purchase the system. And then we support them with software in long-term maintenance agreement over time. So, we continue our relationship with them, obviously, as they operate the system.

We do have a second set of a second business model that we use as you rightfully point out that, our projects, where we essentially make co equity investments in a project and use financing to build them on our balance sheet and with partners. And then we sign a long-term power purchase agreement to provide that power to a utility or to an industrial player. So that’s another business model, and that has very attractive returns. As you know, there’s a lot of capital that wants to finance these and the interest rates are quite low. So that’s actually fairly attractive. And I would say that we have a very good example of that in California with the community choice aggregator. This is not announced yet, and it’s not part of the first aid agreements that we’ve talked about, but it will be coming soon where that’s a 50-megawatt, 400-megawatt hour system. It’s an eight-hour system, so very interesting and is one where we are going to own that with some partners and then sign a long-term power purchase agreement.

Julian Klymochko: So, you guys have been super busy on the corporate development and fund-raising side of the business to obviously fund your growth. What I found very interesting is a hundred-million-dollar Series-C funding in August. And you follow that up within a matter of weeks with a SPAC merger. Can you outline the strategy behind the capital raising and this going public transaction?

Rob Piconi: Sure, it’s a great question. And it does sort of strike right away and it begs the question of wow, you know, a hundred million and then an IPO. So essentially, we last year connected our first commercial system to the grid, the five-megawatt system, and had the technology proven, all the main elements proven. At the same time, we were developing with customers in a way and started to sign agreements. So, as we announced these first eight, agreements, we have another 18 to 20 that are in process where we’ve been selected and we’re working on the contract. So, as we got that visibility and to meet that demand, we had started the process of a Series-C and we had targeted it originally at $75 million. We ended up raising it because it was oversubscribed to $100 million.

And we’re working on that this year. And that’s what was announced in August, as you rightfully point out. And I think then people saw that as very logical, they understood, we were developing the tech and now doing deployments. And so that I think made sense to people. And then to your question. I think the surprise was in, wow. And then you announced an IPO and that was something that was also in the works. And as we looked at the demand, Julian, that we had to go meet across literally five continents. We saw this ability to capture and work with a partner in this case, it’s Novus and integrate with them. They’re a company that had $288 million in trust of cash. And we’re looking at companies to merge with, and we saw this as a great opportunity to fully capitalize our business plan. So, what does that mean? That means going forward myself and the team can focus solely on execution and really accelerating our ability to drive market adoption of the technology, which for us, that means achieving our mission of decarbonization and accelerating that process and getting renewables deployed in a broader way. So that amount of capital, if you look at it as us having now between, you know, 315 and 500 million of cash without any debt means, I can focus with the team here at Energy Vault on meeting customer needs.

Julian Klymochko: And speaking of execution, meeting customer needs and investor presentation, see a forecast revenue growth to over 1 billion of revenue by 2024. Can you talk about what this growth entails and how you’re going to meet that forecast?

Rob Piconi: Yeah, it essentially, it starts with that first business model that Michael had asked about on us essentially beginning to deploy and build out projects and then turn them over to customers. So, the way that process works is, as we build those projects, there’s a progress recognition with customers that allows us to recognize that revenue over time. So, our financial plan is the result of us looking at all the projects that we’ve executed, plus all the projects that are in process of getting agreement signed and formalizing what’s called NTPs or notice to proceed from the customer. So, there’s always a process of an initial, a letter of intent that gets signed and then a final definitive agreement. And then there’s a final notice to proceed. So, all of this is part of working with energy providers, and we basically lined that up in the financial plan that’s now public that looks at a revenue recognition essentially over that same period. So, I would say that in general we have a plan based on what we’ve executed. It's very reasonable and especially in looking at the ramp for next year, which is $148 million of revenue. And then as projects both get finished and turned over and new ones start, you see a very strong ramp of revenue up over a half a billion into 2023. And as you point out into 2024, over a billion of revenue. So, that just following a logical sequence of progress on projects, getting converted, deployed, and turned over to customers.

Julian Klymochko: So, one overarching theme that becomes very clear with the Energy Vault storage is that of sustainability. You mentioned the mission of accelerating decarbonization. What has been the feedback from investors so far?

Rob Piconi: Yeah, we’ve had very positive feedback as you would have noticed by just the type of people that are investing in the company. So, you’ve got some of the largest VC funds earlier on in the world. So SoftBank came in earlier at the Series B that was followed by some very strong investors and some of the largest companies in the world. So Saudi AramcoEnergy Ventures, so that, I think that’s very interesting and unique as a company to not only have, you know, venture capital money, but strategic. So, Pickering Energy Partners and other strategics Cemex Ventures has invested through two rounds. I should mention Saudi Aramco also invested through two rounds in the company. I think the investors have really appreciated not only the fact that there’s a very large market, it’s a large growth market. There’s a strong global need for it. I think other market things in the regulation side and even countries and governments now really making public commitments. So, there’s a strong momentum. Some of the changes in the U.S. for example, with the Biden administration and what they’re really pushing to get clean energy accelerated. So, I think all of that has resulted in investors that we’ve attracted from different sectors, both financial investors and strategic. And I think to touch on a point you mentioned in the environment, this is a very important point for the investor community now that not only are we solving a problem in energy storage, Julian, but we’re solving it in a way that’s sustainable, that’s safe. And in fact, even more than that, we’re reusing waste materials. So, we have this circular economic aspect to our solution, and we’ve really thought about, you know, the position of our company and societies and the communities in which we work. And that for us is a strong commitment we have as a company. And I think that’s been very attractive to investors that really appreciate that thinking and the management of the business.

Julian Klymochko: Yeah, I saw a stat this morning that showed there were over 1500 ESG indices for investors. So, it’s a major theme these days. Environmental friendliness, sustainability, and I find it super interesting how you guys incorporate that into all parts of the business. You mentioned the composite blocks and how you source, you know, you create those in a sustainable manner, which I think it’s super interesting for the story. Now for an investor, looking at Energy Vault, soon to be, up and trading once this merger closes, there are a number of other new energy storage companies in the market. Why should investors focus on Energy Vault? What really sets you apart?

Rob Piconi: Well, I think, first of all, that’s a great market we’re in, energy storage. I think the fundamental investors like to put money in areas that are growing and that will be very large. I think specific to Energy Vault is, I start with the fact that we’re actually ready now to be deployed. So, in terms of timing, if you’re an investor that, you know, wants to invest in something that’s going to be deployed in volume now and not wait a few years for something to happen, I think that’s an important factor. Fundamentally our value proposition on economics. So that’s fundamental that we have a levelized cost that people like Bloomberg, New Energy Finance and other third parties have recognized that we’re solving a problem in a way with a storage medium, that doesn’t degrade, that has just an amazing economic value proposition.

So, I’d say that is something regardless of what happens with subsidies from governments and other incentives that could put in place. I think that’s fundamental for investors to understand that we have a strong unit economic value proposition. And then, I’d say, the final thing gets to what you mentioned around the sustainability aspect. I think there’s expectations that investors are going to have from an ESG perspective that not only should we solve that problem of energy storage, but we should solve it sustainably. And for us that means, say that means environmentally looking at the materials that we use. So we aren’t, you know, adding to the GHGs and building out our energy storage and that’s something very unique to us. So, I think from an investor perspective, the fact that they can get to your point on ESG, the E very strong environmental value proposition and the essence sustainability and of course from a governance perspective, we’re very sensitive about that to ensure we have, you know, a right corporate governance and the right involvement of shareholders in key decisions.

So, I think, across those aspects are things that I think investors, as they think about energy storage and I’ll say that we need as much as we can get. So, I am a fan of all energy storage that will serve this market. But I think it’s incumbent upon the companies to really innovate and use innovation to also not only be very low cost, but to be cognizant of our role in the environment and be sustainable, that is where I think true innovation can intersect and create a solution like we’ve done

Julian Klymochko: What I find compelling about the Energy Vault story is the ingenuity, the engineering, the optimization of gravity to create this storage system in a very sustainable and environmentally friendly method. So, Rob, I’d like to thank you for coming on the show today. For investors interested in the stock, Novus capital II, the merger partner trading under the symbol NXU. And once this deal closes as expected in the first quarter of next year, your symbol will be GWHR so wish you the best of luck, Rob. It’s a super cool story and we’re interested to watch it progress.

Rob Piconi: Great, Julian and Michael, thank you. It’s been a pleasure. Thanks for having me here. And we’ll look forward to the follow-up on updates with you in the future.

Julian Klymochko: All right, thanks so much. Take care.

Rob Piconi: Thank you.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Novus stockholders and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.